U.S. SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549

                                      FORM 12B-25

                              NOTIFICATION OF LATE FILING

                               SEC FILE NUMBER 333-38567

                                 CUSIP NUMBER 981558102

                                      (Check One):

               [X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11K
                      [] Form 10-Q and Form 10-QSB [ ] Form N-SAR

           For Period Ended: December 31, 1998

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:



                 Read Attached Instruction Sheet Before Preparing Form.
                                  Please Print or Type

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



     PART 1 -- REGISTRANT INFORMATION



          Full Name of Registrant
          Former Name if Applicable

          WORLD WIRELESS COMMUNICATIONS, INC.

          Address of Principal Executive Office (Street and Number)

          2441 SOUTH 3850 WEST
          WEST VALLEY CITY, UTAH 84120



     PART II -- RULES 12B-25(B) AND (C)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                                   [X] Yes  [ ] No

          (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

          SEE PART III BELOW.

          (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                        N/A


     PART III -- NARRATIVE



          State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          WORLD WIRELESS COMMUNICATIONS, INC. (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS AUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-K FOR THE YEAR DECEMBER 31, 1998. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO THE ACCOUNTANT'S REVIEW OF CERTAIN ITEMS IN CONNECTION WITH THE COMPANY'S OPERATIONS. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998 PROMPTLY AFTER THE RECEIPT OF SUCH AUDITED FINANCIAL STATEMENT.



     PART IV -- OTHER INFORMATION



          (1) Name and telephone number of person to contact in regard to this notification

        STEPHEN R. FIELD, ESQ.         (212)            332-6050
        -----------------------------------------------------------
               (Name)               (Area Code)   (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes  [  ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          WORLD WIRELESS COMMUNICATIONS, INC.
                       -------------------------------------------
                      (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date MARCH 31, 1999       By /s/ David D. Singer
					 -----------------------
                               David D. Singer
                               President and
                               Chief Executive Officer





                        ATTACHMENT OF FORM 12B-25 FOR

                     WORLD WIRELESS COMMUNICATIONS, INC.

                   PART IV (3) - EXPLANATION OF SIGNIFICANT
                       CHANGE IN RESULTS OF OPERATIONS


           The Registrant's estimated loss for calendar year 1998 is approximately $15,083,000, which is approximately $7,553,000 higher than the loss for calendar year 1997. Such increased loss was attributable to (a) a one-time charge for the write-off of good will of approximately $5,840,000,(b) non-cash interest charges incurred in connection with the issuance of warrants pursuant to the Registrant's bridge financing of $2,500,000 in May, 1998 and (c) increased administrative and other operating expenses of approximately $2,411,000.